UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE

Bovespa: BBDC3, BBDC4	Latibex: XBBDC	NYSE: BBD

Monday, May 3, 2004	First-Quarter 2004 Earnings Results (1Q04)

Banco Bradesco reported net income of R$ 608.7 million for the first quarter of 2004 (or EPS of R$ 3.85) compared to net income of R$ 507.6 million for the same period in 2003, i.e. up by 19.9%.

71.8% of the quarterly net income was derived from lending and trading activities (R$ 437 million), 27.0% from the Bradesco Insurance Group (R$ 164 million) and 1.2% (R$ 7 million) from other segments.

As part of our strategy to increase shareholder value, we paid (or accrued) R$ 326.1 million in interest attributed to own capital in 1Q04, compared to R$ 289.9 million in the first quarter of 2003 (1Q03).

Highlights

•

Acquisition of the control of Banco do Estado do Maranhão - BEM, through auction on February 10, of 324,181,808 common shares, corresponding to 89.957% of its capital, for the amount of R$ 78 million and conclusion of the acquisition and subsequent consolidation of the activities of Banco Zogbi in Banco Finasa.

•

The account balances of BEM and Zogbi and their corresponding subsidiaries were consolidated during the first quarter, with a proportional two month impact (February and March) on our Income Statements at March 31, 2004.

•	Integration of Banco BCN branches into Banco Bradesco's Network.

•	Reverse stock split:

Schedule	Event
17/12/2003	Approval by the Extraordinary General Meeting (AGE)
19/03/2004	Conclusion of stockholder position adjustments
22/03/2004	First day of trading at unit price
31/03/2004	Auction of fractional shares (Comm. - R$ 116.02, Pref. - R$ 138.23)
12/04/2004	Payment to stockholders of fractional shares sold by auction

This press release includes future considerations. These considerations reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires” , “expects”, “foresees”, “intends”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, transition in the services of Bradesco and its competitors, regulatory approvals, currency, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports. This press release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Investor Relations Area

Jean Philippe Leroy: 55-11-36849229	Luiz Osório Leão Filho: 55-11-36849302

www.bradesco.com.br/ir

IR Area Highlights

In 1Q04, Bradesco was the first local-market IR area to receive ISO 9001 certification from Fundação Vanzolini. The Organization’s core philosophy is based on the premise that all of its activity segments should receive top-quality service.

In line with this philosophy, in the second quarter of 2004, our IR website will also be available in Spanish.

Customers Base

Bradesco's account holders numbered 15.4 million in March 2004. This increase was mainly generated by the Banco Postal now with 1.5 million customers, i.e. almost 10% of total customers.

Total Assets

Total Assets amounted to R$ 160.9 billion, at March 31, 2004, an increase of 11% compared to 1Q03. In comparison to the prior quarter (4Q03), total assets dropped was reflected by a lower volume of purchase and sale commitments with interbank investments and securities (Repos) down by R$ 12.6 billion and R$ 3.6 billion, respectively. This variation reflects the settlement of purchase and sale commitments which matured but were not renewed.

Capital

At the end of the first quarter, Bradesco’s stockholders’ equity was R$ 13.6 billion, with a Basel capital adequacy ratio (BIS) of 16.4%, well above the 11% minimum. As a result of this surplus, the credit portfolio could be increased by R$ 48 billion, ie almost double, without exceeding this limit.

If we consider subordinated debt issued on April 15, (EU 225 million for a 10-year term) and the calculation base for March, this ratio would have been to 17%.

Credit operations

Our Credit portfolio totalled R$ 54.9 billion, up by R$ 5.2 compared to March 2003 (+10.6%). The 1% quarterly variation in this portfolio (R$ 54.3 billion in December 2003) reflects seasonal effects: credit demand is normally lower in the first three months of the year.

We stress that there was a change in the portfolio mix as a result of the growth in overall consumer financing operations, up from R$ 10.8 billion in March 2003 to R$ 13.6 billion in March 2004 (R$ 12.9 billion at 4Q03). Highlights in this business segment include our auto financing and personal credit lines, which recorded an excellent performance on both a quarterly and annual basis. Consumer financing was up by 25.8% for the year and despite seasonal effects, quarterly growth from 4Q03 to 1Q04 totalled 5.9%.

As regards consumer financing for individuals, emphasis should be given to both the annual and quarterly increases recorded in the auto financing, personal credit and FINAME portfolios. In the case of corporate financing, the related trade finance, foreign currency working capital and FINAME credit lines grew the most.

Bradesco's assets quality considering AA-to-C-rated credit operations comprised 90.4% of our credit portfolio, compared to 88.5% for the Brazilian banking system as a whole (information provided by the Brazilian Central Bank).

The increase in new D-to-H and E-to-H-rated operations was generated by the incorporation of the assets of Banco Zogbi, focused on consumer financing. These operations produce greater margins but are lower rated. The increase was also generated by the drop in the volume of credit operations with major corporations which produce a lower margin but are higher rated. The balance of provisions totalled R$ 4.2 billion, or 7.6% of the portfolio totalled 1.6% of which (R$ 884.5 million) consists of additional provision for the quarter, which was accrued R$ 25.4 million in this quarter.

Expenses for provisions in 1Q04 totalled R$ 561 million (R$ 535.5 considering minimum requirements only).

Income

Financial margin for 1Q04 was down compared to the prior quarter but was stable when compared to the 1Q03.

Quarterly financial margin was down by R$ 313 million mainly as a result of cuts in the SELIC rate which totalled 4.4% in 4Q03 against 3.8% in 1Q04 and by the sale of our stake in Latasa, which increased income from lending and trading activities in 4Q03 by R$ 195 million.

Income on commissions and fees grew steadily over the last 12 months from R$ 1 billion to R$ 1.3 billion (+ 29.7%) as a result of the Bank’s growth, with special emphasis on the number of account holders aggregated through Banco Postal, as well as the increase in assets managed by BRAM and Card activity in general.

This income also grew by some R$ 44 million for the quarter.

Operating Expenses

Personnel expenses for 1Q04 decreased as compared to the prior quarter despite the effects of the acquisitions of Banco BEM and Banco Zogbi, which increased our headcount by 2,179.

Other Administrative expenses are controlled to best enhance our cost structure. The incorporation of two banks last year (Mercantil de São Paulo in May and BBV in September) two more this year (BCN and Zogbi) is expected to produce important synergy gains, in both the front and back office areas.

Total Deposits

Deposits totalled R$ 59.2 billion, an annual growth rate of 7.9% and a quarterly growth rates of 2%. We highlight the performance of demand and savings deposits, our main source of funding, which amounted to R$ 34.5 billion, at March 31, 2004, a 10.7% growth rate as compared to March 2003 and down by 1.5% compared to the prior quarter. This decrease was generated by seasonal effects, since deposits customarily grow at the end of December.

Asset Management

Income obtained by Bradesco Asset Management (BRAM) increased by more than R$ 2.5 billion for 1Q04, with a closing balance of R$ 84.0 billion, comprising R$ 79 billion in fixed income and R$ 5 billion in variable income. The significant increase in funds obtained with mutual fund investments (R$ 2.7 billion) reflected, as at the end of last year, the growth in fixed-income and multi-market products. We also highlight the improvement in BRAM’s remuneration mix, as a result of the institution’s intense commercial drive, as well as the segmentation of funds designed to meet the requirements of each type of customer.

Insurance, private pension plans and savings bonds

The Bradesco Insurance Group reported net income of R$ 164 million in 1Q04 as compared to R$ 153 million for 1Q03. We stress that comparison should be made on an annual basis, since insurance, private pension plans and savings bond activities are subject to important seasonal effects.

Bradesco adopted a more conservative policy as regards the recording of technical reserves for auto line insurance operations, in particular the reserve for claims incurred but not reported (IBNR).

In the health insurance area, our already strong share of the corporate policy market continued to grow.

In the basic insurance lines, we focused on low risk property insurance, as well as maintaining our share of major risk insurance.

In the Life line, we concentrated on increasing the sales of lower priced products, such as life insurance with monthly premiums of just R$ 9.90 (for C and D income bracket consumers).

As regards, pension plans, we continued our strategy designed to maintain the increase in PGBL and VGBL products sales.

Bradesco Capitalização changed its portfolio profile, increasing the proportion of monthly payment products, obtaining a significant growth in sales.

Emphasis should also be given to the increase recorded in technical reserves which grew from R$ 21 billion in March 2003 to the present R$ 27.9 billion (+32.8%). Compared to the prior quarter, growth totalled 5.8%, well above the variation in the SELIC rate for the quarter of 3.8%.

Conference Call Details:

In Portuguese	In English
Tuesday, May 4, 2004 9h30 (São Paulo time) 8h30 (US Eastern time) ( Brazil: (0xx11) 2101-1490 International: (+55 11) 2101-1490	Tuesday, May 4, 2004 11h00 (São Paulo time) 10h00 (US Eastern time) ( U.S.A. (973) 582-2757 International: (+1 973) 582-2757
Conference Code: Bradesco

MAIN ACCOUNT BALANCES AND INDICES

	1Q04	1Q03%		1Q04	4Q03%

Net Income	609	508	19.9	609	715	(14.8)
Net income per share	3,85	3,35	14.9	3,85	4,51	(14.6)
Net equity per share	86,13	77,26	11.5	86,13	85,45	0.8

ROAE (annualized)	19.3%	18.5%	-	19.3%	22.8%	-
ROAA (annualized)	1.5%	1.4%	-	1.5%	1.6%	-

Financial Margin	3,330	3,362	(0.9)	3,330	3,643	(8.6)
Commission and Fees	1,319	1,017	29.7	1,319	1,275	3.5
Personnel and administrative expenses	(2,385)	(2,154)	10.7	(2,385)	(2,600)	(8.3)

Total assets	160,971	145,000	11.0	160,971	176,098	(8.6)
Credit portfolio	54,894	49,655	10.6	54,894	54,336	1.0
Deposits	59,186	54,871	7.9	59,186	58,024	2.0
Subordinated debt	5,141	3,391	51.6	5,141	4,995	2.9
Technical reserves	27,947	21,050	32.8	27,947	26,409	5.8
Stockholders’ Equity	13,625	11,708	16.4	13,625	13,547	0.6

%
Efficiency Ratio (*)	59.0	54.9	-	59.0	56.6	-
Expanded combined ratio	97.2	96.8	-	97.2	96.5	-
Capital adequacy ratio - Basel
(Consolidated Financial)	18.9	19.7	-	18.9	19.9	-
(Total Consolidated)	16.4	17.1	-	16.4	17.2	-
Permanent asset to stockholders equity ratio
(Consolidated Financial)	43.8	42.5	-	43.8	40.8	-
(Cotal Consolidated)	28.0	31.2	-	28.0	26.4	-

(*)accumulated over prior 12-month period

In million of reais	1Q04	1Q03%		1Q04	4Q03%

INTEREST ATTRIBUTED TO OWN CAPITAL	326	290	12.4	326	347	(6.1)
Outstanding shares (thousand)	158,184	151,544(*)	4.4	158,184	158,530(*)	(0.2)
Net Income per share	3.85	3.35(*)	14.9	3.85	4.51(*)	(14.6)

(*) For comparison purpose, capital stock was divided by 10,000.

STATEMENT OF INCOME

In million of reais	1Q04	1Q03%		1Q04	4Q03%

INCOME FROM LENDING AND TRADING ACTIVITIES	6,756	7,078	(4.5)	6,756	7,442	(9.2)

EXPENSES	(3,426)	(3,716)	(7.8)	(3,426)	(3,799)	(9.8)

FINANCIAL MARGIN	3,330	3,362	(1.0)	3,330	3,643	(8.6)

Provision for loan losses	(561)	(808)	(30.6)	(561)	(452)	24.1
INCOME FROM FINANCIAL INTERMEDIATION	2,769	2,554	8.4	2,769	3,191	(13.2)

OTHER OPERATING INCOME (EXPENSE)	(1,970)	(1,414)	39.3	(1,970)	(2,304)	(14.5)
Commission and Fees	1,319	1,017	29.7	1,319	1,275	3.5
Premium retained for insurance, private
pension plans and saving bonds	3,270	2,770	18.1	3,270	3,697	(11.5)
Changes in technical reserves for
insurance, private pension plans and
saving bonds	(878)	(988)	(11.1)	(878)	(1,191)	(26.3)
Claims - insurance operations	(1,232)	(972)	26.7	(1,232)	(1,139)	8.2
Savings bonds redemption	(273)	(198)	37.9	(273)	(255)	7.1
Insurance and Pension Plan
selling expenses	(212)	(180)	17.8	(212)	(208)	1.9
Expenses with pension plans benefits and
redemption	(809)	(437)	85.1	(809)	(999)	(19.0)
Personnel Expenses	(1,177)	(1,053)	11.8	(1,177)	(1,272)	(7.5)
Other Administrative Expenses	(1,208)	(1,101)	9.7	(1,208)	(1,328)	(9.0)
Taxes	(336)	(268)	25.4	(336)	(293)	14.7
Equity in the earnings of Subsidiary and associated companies	-	(5)	-	-	31	-
Other Operating Income	257	657	(60.9)	257	224	14.7
Other Operating Expenses	(691)	(656)	5.3	(691)	(846)	(18.3)

OPERATING PROFIT	799	1,140	(29.9)	799	887	(9.9)
NON-OPERATING INCOME (EXPENSES)	(11)	(681)	(98.4)	(11)	(74)	(85.1)
INCOME BEFORE TAXES AND PROFIT SHARING	788	459	71.7	788	813	(3.1)
INCOME TAX AND SOCIAL CONTRIBUTION	(179)	53	-	(179)	(96)	86.5
MINORITY INTERST IN SUBSIDIARIES	-	(4)	-	-	(2)	-

NET INCOME	609	508	19.9	609	715	(14.8)

Market Indicators:

%	1Q04	1Q03	1Q04	4Q03

USD - commercial rate	0.67	(5.10)	0.67	(1.17)
IPCA	1.85	5.13	1.85	1.15
CDI	3.76	5.68	3.76	4.40
Selic (closing)	16.25	26.50	16.25	16.50

USD - commercial rate (closing) in reais	2.9086	3.3531	2.9086	2.8892

Macro-economic scenario:

%	2004	2005	2006

IPCA	6.20	4.80	4.00
Selic (closing)	14.00	11.00	10.60
GNP	3.80	4.00	4.00
USD - commercial rate (closing) - in reais	3.05	3.17	3.25

If you have any comments or suggestions on how our press release/earnings disclosure couldbe improved please fill out the form below.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.